Mail Stop 6010

      January 30, 2006

Via Facsimile and U.S. Mail

Mr. Lowell W. Giffhorn
Chief Financial Officer
Omni U.S.A., Inc.
2236 Rutherford Road, Suite 107
Carlsbad, CA   92008

Re:	Omni U.S.A., Inc.
	Form 10-KSB for the year ended June 30, 2005
      Filed October 13, 2005
	Form 8-K dated December 29, 2005
      File No. 0-17493

Dear Mr. Giffhorn:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 8-K dated December 29, 2005

1. It appears that as a result of your recapitalization, your fiscal year end has changed from June 30 to December 31. Please file an amendment to your Form 8-K that provides the disclosures required by
Item 5.03 of the Form 8-K Rules.

Item 9.01. Financial Statements

2. Please amend your Form 8-K to present the most recent unaudited interim financial statements of the accounting acquirer. Refer to
Item 310(c) of Regulation S-B.

Note 3 - Significant Accounting Policies

Revenue recognition, page 8

3. We note that you generate revenue from software license sales and related service revenues. We note that you recognize revenues in accordance with SOP 97-2. Please tell us and revise future filings to disclose how you meet each of the four revenue recognition criteria of SOP 97-2.

4. We note that your allowance for doubtful accounts is 67% of the gross accounts receivable as of December 31, 2004. Please tell us how you have considered this fact in your evaluation of the collectibility criteria for revenue recognition. Tell us whether you offer any of your customers extended payment terms and how these terms impact your revenue recognition. Refer to paragraphs 26-30 of
SOP 97-2.

5. Tell us and revise future filings to disclose your basis for your conclusion that you have vendor-specific objective evidence of the fair value for post-contract customer support, training and service calls.



*    *    *    *



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact David Burton, Staff Accountant, at (202)
551-
3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Michele
Gohlke,
Branch Chief, at (202) 551-3327.

							Sincerely,


      Kevin L. Vaughn
					  		Senior Staff Accountant

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Mr. Lowell W. Giffhorn
Omni U.S.A., Inc.
January 30, 2006
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